

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

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SEC FILE NUMBER
8- 66091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JAN 1, 2006 (MM/DD/YY) AND ENDING DEC 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIVE PALO ALTO SQUARE #210, 3000 EL CAMINO REAL
(No. and Street)

PALO ALTO (City) CA (State) 94036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVIS L. S. CHANG 408-998-1688 EXT 118
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHANG ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

28 NORTH FIRST STREET #900 (Address) SAN JOSE (City) CA (State) 95113 (Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL



SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2007
WASH. D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC CLOW, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE HINA GROUP, INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of California County of Santa Clara
Subscribed and sworn to (or affirmed)
Before me on this 20th day of Nov, 2007, by Eric Clow
~~personally known to me or~~ proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________
Notary Public (Seal)

Signature

CFO

Title



L. KADIEV
COMM. #1522286
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Nov. 2, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Computation of Net Capital pursuant to SEC rule 17a-5(d)(3)

Part A

1. Total ownership equity from statement of Financial Condition	$ 885,790
2. Deduct ownership equity not allowable for Net Capital	$ 0
3. Total ownership equity qualified for net Capital	$ 885,790
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ 0
B. Other (deductions) or allowable credits (list)	$ 0
5. Total capital and allowable subordinated liabilities	$ 885,790
6. Deductions and/or charges:	
A. Total non-allowable assets from statement of Financial Condition	$ 725,471
B. Secured demand note deficiency	$ 0
C. Commodity futures contracts and spot commodities proprietary capital charges	$ 0
D. Other deductions and/or charges	$ 0
7. Other additions and/or credits (List)	$ 0
8. Net capital before haircuts on securities position	$ 160,319
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	$ 203
B. Subordinated securities borrowings	$ 0
C. Trading and investment securities:	$ 0

1.	Exempted securities	$	0
2.	Debt securities	$	0
3.	Options	$	0
4.	Other securities	$	0
D.	Undue Concentration	$	0
E.	Other (List)	$	0
10.	Net Capital	$	160,116

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11.	Minimum net capital required:	$	19,094
12.	Minimum Dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13.	Net capital requirement	$	19,094
14.	Excess net capital	$	141,022
15.	Excess net capital at 1000%	$	131,474

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total Aggregate Indebtedness liability from Statement of Financial Condition	$	286,417
17.	Add:		
	A. Drafts for immediate credit	$	0
	B. Market value of Securities borrowed where no equivalent value is paid or credited	$	0
	C. Other unrecorded amounts	$	0
19.	Total Aggregate Indebtedness	$	286,417
20.	Ratio of Aggregate Indebtedness to net capital	%	179
21.	Percentage of debt to debt equity total computed in accordance with rule 15c3-1 (d)	%	0

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15c3-3

CREDIT BALANCES

1. Free credit balances and other credit balances in customers' security account	$	0.00
2. Monies borrowed collateralized by securities carried for the accounts of customers	$	0.00
3. Monies payable against customers' securities loaned	$	0.00
4. Customers' securities failed to receive	$	0.00
5. Credit balances in firm accounts which are attributable to principal sales to customers	$	0.00
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	$	0.00
7. Market value of short security count differences over 30 calendar days old	$	0.00
8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	$	0.00
10. Other	$	0.00
TOTAL CREDITS	$	0.00

Debit Balances

12. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	$	0.00
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	$	0.00
14. Failed to delivery of customers' securities not older than 30 calendar days	$	0.00
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer account	$	0.00
16. Other	$	0.00
17. Aggregate debit items		
18. Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(I))	$	0.00
TOTAL 15c3-3 DEBITS	$	0.00

RESERVE COMPUTATION

20. Excess of total debits over total credits	$	0.00
21. Excess of total credits over total debits	$	0.00
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	$	0.00
23. Amount held on deposit in "Reserve Bank Account(s)" including value of qualified securities, at end of reporting period	$	0.00
24. Amount on deposit (or withdrawal) including	$	0.00
Value of qualified securities		
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including	$	0.00
Value of qualified securities		

26. Date of deposit: N/A

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondents' possession or control as of the report date (for which instructions ro reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	0.00
A. Number of items		
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	0.00
A. Number of items		
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	No No	

Kathleen Hart
Supervisor of Examiners, San Francisco District Office


NASD

March 15, 2007

VIA CERTIFIED MAIL

Mr. Ken Tsang
Executive Director
The Hina Group, Inc.
3000 El Camino Real
5 Palo Alto Square, Suite 210
Palo Alto, CA 94306

Dear Mr. Tsang:

This acknowledges receipt of your December 31, 2006 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An Oath or Affirmation (Signed by duly authorized officer, general partner, or proprietor of the member firm) pursuant to SEC Rule 17a-5(e)(2),

2. An Accountants' Opinion(s) which covers all of the statements and schedules filed pursuant to SEC Rule 17a-5(e)(1)(i),

3. A computation of Net Capital pursuant to SEC rule 17a-5(d)(3)

4. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material difference existed;
   Or
   - If no material differences existed, a statement so stating pursuant to SEC Rule 17a-5(d)(4),

5. A Report describing any material inadequacies found to exist
   Or
   If none existed, a statement so stating pursuant to SEC Rule 17a-5 (j),

6. Computation for Determining SEC Rule 15c3-3 reserve Requirement pursuant to SEC Rule 17a-5(d)(3), and

7. Information Relating to Possession or Control Requirements under Sec Rule 15c3-3 pursuant to SEC Rule 17a-5(d)(3).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

One Montgomery Street
Suite 2100
San Francisco, CA
94104

tel 415 217 1100
fax 415 956 1931
www.nasd.com

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by March 29, 2007. Questions may be addressed to Brienne Dickman , Senior Compliance Examiner, at (415) 217-1145.

Sincerely,



Kathleen Hart
Supervisor of Examiners

KH/ra

Enclosure: Form X-17A-5 Part III Facing Page

cc: Rosalind R. Tyson, Securities and Exchange Commission
Eric Clow, Financial Operations Principal
Chang Accountancy Corp.

END